UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

    PHASE FORWARD INCORPORATED

(Name of Issuer)

    Common Stock, $0.01 par value

(Title of Class of Securities)

    71721R406

(CUSIP Number)

    Dorian Daley, Esq.

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Julia K. Cowles, Esq.

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    April 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON: ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,619,591[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%[1]
14	TYPE OF REPORTING PERSON CO

[1]

An aggregate of 2,619,591 shares of Phase Forward Incorporated (the “Issuer”) common stock are subject to voting agreements dated April 15, 2010 (the “Voting Agreements”) entered into by Oracle Corporation (“Oracle”), and each of Robert K. Weiler, Paul A. Bleicher, M.D., Ph.D, Richard A. D’Amore, Steven J. Rosenberg, Axel Bichara, Gary E. Haroian, Dennis R. Shaughnessy, Christopher A. Menard, Stephen J. Powell, Martin A. Young, Kenneth I. Kaitin, Ph.D, Paul G. Joubert, D. Ari Buchler and Russell J. Campanello (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Oracle expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of April 13, 2010 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 6.4% of the outstanding Issuer common stock.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 (the “Shares”), issued by Phase Forward Incorporated (the “Issuer”). The address of the principal executive offices of the Issuer is 77 Fourth Avenue, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”). The address of the principal business and the principal office of Oracle is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company. As a result of the acquisition of Sun Microsystems, Inc., Oracle entered into a new hardware systems business.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle is set forth on Schedule A.

During the last five years, none of Oracle or, to the knowledge of Oracle, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 15, 2010, Oracle, the Issuer and Pine Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Oracle (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of Oracle.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Oracle entered into a voting agreement with each of Robert K. Weiler, Paul A. Bleicher, M.D., Ph.D, Richard A. D’Amore, Steven J. Rosenberg, Axel Bichara, Gary E. Haroian, Dennis R. Shaughnessy, Christopher A. Menard, Stephen J. Powell, Martin A. Young, Kenneth I. Kaitin, Ph.D, Paul G. Joubert, D. Ari Buchler and Russell J. Campanello (each a “Stockholder”), each dated as of the date of the Merger Agreement (the “Voting Agreements”).

Pursuant to the Voting Agreements, each Stockholder has granted to Oracle an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares (A) in favor of the adoption by the Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby and (B) against certain alternative corporate transactions, each as more fully described in the Voting Agreements.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. Oracle has not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2010. A copy of the form of Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2010.

Item 4.	Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreements.

Upon the consummation of the Merger, (i) the Issuer will become a wholly-owned subsidiary of Oracle and (ii) each Share will be converted into the right to receive $17.00 in cash, without interest. All vested options to acquire Issuer common stock, Issuer restricted stock unit awards, Issuer restricted stock awards and other equity-based awards denominated in shares of Issuer common stock outstanding immediately prior to the consummation of the Merger shall be cancelled and converted into the right to receive cash based on formulas contained in the Merger Agreement. In addition, unvested options to acquire Issuer common stock, Issuer restricted stock unit awards, Issuer restricted stock awards and other equity-based awards denominated in shares of Issuer common stock outstanding immediately prior to the consummation of the Merger will be converted into options or restricted stock unit awards, as the case may be, denominated in shares of Oracle common stock based on formulas contained in the Merger Agreement.

The Merger is conditioned upon, among other things, approval by the Issuer’s stockholders, the expiration or early termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, Oracle does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, Oracle has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Voting Agreements, Oracle may be deemed to have the power to vote up to an aggregate of 2,619,591 Shares (of which 1,282,949 Shares represent options to purchase Shares exercisable within 60 days of April 15, 2010) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Oracle may be deemed to be the beneficial owner of an aggregate of 2,619,591 Shares. All Shares that may be deemed to be beneficially owned by Oracle constitute approximately 6.4% of the issued and outstanding Shares as of April 13, 2010 (as represented by the Issuer in the Merger Agreement).

Oracle is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by Oracle that Oracle is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Issuer common stock covered by the Voting Agreements.

Except as set forth in this Item 5(a), neither Oracle nor, to the knowledge of Oracle, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of Oracle, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of Oracle, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of Oracle, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of April 15, 2010, by and among Phase Forward Incorporated, Oracle Corporation and Pine Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Phase Forward Incorporated with the SEC on April 16, 2010).

Exhibit 2.2	Form of Voting Agreement and schedule of signatories thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Phase Forward Incorporated with the SEC on April 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2010	ORACLE CORPORATION

	By:	/s/ BRADY MICKELSEN
	Name:	Brady Mickelsen
	Title:	Vice President, Associate General Counsel and Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. The business address for each person listed below is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation
Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Donald L. Lucas	Self-employed venture capitalist

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP

Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc.

Safra A. Catz	President

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University

H. Raymond Bingham	Managing Director and Head of Palo Alto Office of General Atlantic LLC

Charles E. Phillips, Jr.	President

Naomi O. Seligman	Senior Partner of Ostriker Von Simson

George H. Conrades	Executive Chairman of Akamai Technologies, Inc.

Name	Present Principal Occupation
Executive Officers (Who Are Not Directors)

Keith G. Block	Executive Vice President, North America Sales and Consulting

Jeff Epstein	Executive Vice President and Chief Financial Officer

John Fowler	Executive Vice President, Systems

Thomas Kurian	Executive Vice President, Product Development

Loic Le Guisquet	Executive Vice President, Europe, Middle East and Africa (EMEA) Sales and Consulting French Citizen

Luiz Meisler	Executive Vice President, Latin America Sales and Consulting Brazilian Citizen

Juergen Rottler	Executive Vice President German Citizen

Charles A. Rozwat	Executive Vice President

Mike Splain	Executive Vice President, Microelectronics Group

Derek H. Williams	Executive Vice President, Japan Sales and Consulting British Citizen

Dorian E. Daley	Senior Vice President, General Counsel and Secretary

William Corey West	Senior Vice President, Corporate Controller and Chief Accounting Officer

SCHEDULE B

Stockholder	Shares Beneficially Owned(1)(2)
Robert K. Weiler	1,235,595
Paul A. Bleicher, M.D., Ph.D	749,365
Richard A. D’Amore	151,858
Steven J. Rosenberg	81,900
Axel Bichara	68,523
Gary E. Haroian	57,327
Dennis R. Shaughnessy	57,327
Christopher A. Menard	40,748
Stephen J. Powell	36,181
Martin A. Young	36,134
Kenneth I. Kaitin, Ph.D	10,585
Paul G. Joubert	—
D. Ari Buchler	56,511
Russell J. Campanello	37,537

(1)	As of April 15,2010, as provided by the Issuer.
(2)	The calculation of beneficial ownership of each of the listed individuals includes the number of shares issuable to such person upon the exercise of stock options exercisable by such person within 60 days of April 15, 2010:

Stockholder	Number of Shares Issuable Upon the Exercise of Stock Options
Robert K. Weiler	835,417
Paul A. Bleicher, M.D., Ph.D	220,000
Richard A. D’Amore	50,000
Steven J. Rosenberg	—
Axel Bichara	50,000
Gary E. Haroian	50,000
Dennis R. Shaughnessy	45,000
Christopher A. Menard	3,282
Stephen J. Powell	—
Martin A. Young	23,000
Kenneth I. Kaitin, Ph.D	—
Paul G. Joubert	—
D. Ari Buchler	6,250
Russell J. Campanello	—